UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA SHEN ZHOU MINING & RESOURCES, INC.
(formerly: EARTH PRODUCTS & TECHNOLOGIES INC)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

  16942H 10 9

(CUSIP Number)

Xiaojing Yu
China Shen Zhou Mining & Resources, Inc.
No.166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District
Beijing, China 100043
+86 (10) 6886 7279

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 09, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16942H 10 9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiaojing Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 14,973,600
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 14,973,600
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,973,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 16942H 10 9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xueming Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,870,000
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 1,870,000
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2007 (the “Original Schedule 13D”) and is being filed on behalf of Xiaojing Yu and Xueming Xu (collectively the “Reporting Persons”) to report the amount of Common Stock owned by Xiaojing Yu has increased, and that such increase resulted solely from acquiring securities in open market transactions for investment purposes  by Xiaojing Yu.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following as the last paragraphs thereof:

The consideration paid by Xiaojing Yu for the Shares consisted of 223,755 shares of capital stock of American Federal Mining Group, Inc. (the “AFMG”), an Illinois company, held by Xiaojing Yu.  See Item 4 below.

The consideration paid by Xueming Xu for the Shares consisted of  28,050 shares of capital stock of AFMG, held by Xueming Xu.  See Item 4 below.

53,500 shares of Common Stock were acquired by XiaojingYu for an aggregate consideration of $28,481.4 on October 14, 2008, October 15, 2008, October 16, 2008, October 24, 2008, October 28, 2008, November 20, 2008, December 4, 2008 and December 9, 2008.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following as the last paragraphs thereof:

The Reporting Persons acquired the Shares pursuant to a Stock Exchange Agreement (the “Agreement”), dated July 14, 2006,  among the Issuer, AFMG and the stockholders of AFMG, pursuant to which the Issuer acquired  all of the issued and outstanding capital stock of AFMG in exchange for a total of 20,000,000 shares (representing approximately 93.9%) of the Issuer’s common stock. As a result of this share exchange,  Xiaojing Yu acquired 14,917,000 shares of the Issuer’s common stock in exchange for 229,755 shares of AFMG previously held by Xiaojing Yu; and Xueming Xu acquired 1,870,000 shares of the Issuer’s common stock in exchange for 28,050 shares of AFMG previous held by Xueming Xu.

Xiaojing Yu acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: February 13, 2009

/s/ Xiaojing Yu
Name: Xiaojing Yu
Title: CEO, President and Director

/s/ Xueming Xu
Name: Xueming Xu
Title: Chief Operating Officer and Director